Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    PreMD Signs Marketing and Distribution Agreement with AstraZeneca

    PreMD and AstraZeneca Team to Promote Novel Non-Invasive Skin Cholesterol
    Test in the United States

    TORONTO, July 16 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) announced today that it has entered into an exclusive licensing agreement with AstraZeneca Pharmaceuticals LP for the U.S. marketing and distribution of a novel non-invasive skin cholesterol test, currently marketed as PREVU(x), that helps assess an individual's risk of coronary heart disease. This is the first test in the world to use skin cholesterol to evaluate risk of advanced atherosclerosis. Under the terms of the agreement,
AstraZeneca will have the exclusive right to market and distribute the skin test into the healthcare community, including physician offices, hospitals, retail chains and other institutions in the U.S., and a three month exclusive right to negotiate a global contract with PreMD. AstraZeneca and PreMD will explore a range of options for bringing this product to healthcare professionals and patients while awaiting the U.S. Food and Drug
Administration (FDA) response to PreMD's recent application for an expanded regulatory label.
    In the agreement, PreMD will receive an upfront payment of U.S. $500,000 and will be eligible for additional milestone payments of up to U.S.
$6 million on attainment of various development and revenue targets. PreMD will also receive a 20 percent royalty rate on net sales on product sold by
AstraZeneca for the first U.S. $30 million in annual sales, after which the rate will increase to 25 percent. In addition, AstraZeneca will fund any additional clinical trials that may be desired, which PreMD would help to execute.
    PreMD retains exclusive rights to promote PREVU(x) products to the life-insurance industry and other future applications of the technology under the PREVU(x) brand. PreMD will retain responsibility for regulatory filings in the U.S. Both companies will contribute scientific and commercial expertise to the product as well as future product development.
    "I am pleased to announce this significant step in the strategic plan that we revealed to shareholders earlier this year," said Brent Norton, president and chief executive officer of PreMD Inc. "As AstraZeneca is one of the world's foremost leaders in cardiovascular medicine, we are delighted to partner with them on the entire line of our skin cholesterol tests. This includes a Point of Care test, which has been cleared for sale by the FDA; a lab-processed format of that technology; as well as other clinically directed formats of the technology that may be developed during the term of the agreement. We are confident that AstraZeneca will successfully position our products in the marketplace to medical and clinical professionals so that patients can benefit from this technology. In the U.S., the company is a
$12.44 billion healthcare business with more than 12,000 employees."
    "This collaboration will support the use of innovative, cost-effective technology to improve cardiovascular health by helping to identify patients at increased risk of having cardiovascular diseases such as heart attack or stroke," said Adele Gulfo, Vice President, Healthcare Innovation and Corporate
Strategy at AstraZeneca. "Identifying patients before they have an event is one of the most important challenges in American healthcare today." Gulfo leads the AstraZeneca Healthcare Innovation Center, which developed this collaboration with PreMD. The Healthcare Innovation Center is a dedicated U.S.
operation designed to drive business growth and improve patient health by working with external partners to incubate ways of improving the delivery and management of healthcare and enhancing the value of AstraZeneca's medicines for the patients who need them.
    AstraZeneca and PreMD will explore multiple options for bringing this product to healthcare professionals, seeking to ensure that patients benefit from the test. AstraZeneca hopes to begin marketing and distributing the product line to healthcare professionals in the U.S. in 2008.

    Conference Call and Webcast

    PreMD will hold a conference call and webcast today, July 16, 2007 at
11:00 a.m. ET. To access the conference call, please dial 416-644-3418 or
1-800-732-9303. A live audio webcast will be available at www.premdinc.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until July 24, please dial 416-640-1917 or
1-877-289-8525 and enter the passcode 21240666 followed by the number sign.

    About PreMD's skin cholesterol-testing products

    Skin cholesterol testing products, currently marketed as PREVU(x), the company's lead product line, was designed to address the enormous problem of cholesterol level detection in relation to cardiovascular disease and the limitations of current cholesterol testing options. Through a non-invasive and cost-effective procedure, the skin cholesterol test platform provides highly sensitive and reliable skin cholesterol level results by measuring the amount of cholesterol that has accumulated in the skin tissues, as opposed to blood.
There is no fasting or other patient preparation required for the test.
Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin cholesterol are correlated with higher incidence of coronary artery disease
(CAD).

    About PreMD

    PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are currently branded as PREVU(x) Skin Sterol Test. The company's cancer tests include
ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, and its research and product development facility is at
McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x) Trademark

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Michelle Rabba, Manager, Corporate Communications, Tel: (416) 222-3449 ext.
25, Email: mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:00e 16-JUL-07